                                  Form U-13-60
                     Mutual and Subsidiary Service Companies


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2001 and Ending December 31, 2001




                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                          A Subsidiary Service Company




                       Date of Organization: July 12, 2000

 State or Sovereign Power under which Incorporated or Organized: North Carolina


          Location of Principal Executive Offices of Reporting Company:

                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601



   Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                             Robert H. Bazemore, Jr.
                          Vice President and Controller
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27601



         Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                              Progress Energy, Inc.

                     INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The Service Company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The Service Company shall submit with each annual report a listing of the currently effective methods of allocation being used by the Service Company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                 Schedule or             Page
Description of Schedules and Accounts                           Account Number          Number
COMPARATIVE BALANCE SHEET                                       Schedule     I           4-5

  Service Company Property                                      Schedule     II          6-7
  Accumulated Provision for Depreciation and
   Amortization of Service Company Property                     Schedule     III         8
  Investments                                                   Schedule     IV          9
  Accounts Receivable from Associate Companies                  Schedule     V           10
  Fuel Stock Expenses Undistributed                             Schedule     VI          11
  Stores Expense Undistributed                                  Schedule     VII         12
  Miscellaneous Current and Accrued Assets                      Schedule     VIII        13
  Miscellaneous Deferred Debits                                 Schedule     IX          14
  Research, Development, or Demonstration
   Expenditures                                                 Schedule     X           15
  Proprietary Capital                                           Schedule     XI          16
  Long-Term Debt                                                Schedule     XII         17
  Current and Accrued Liabilities                               Schedule     XIII        18
  Notes to Financial Statements                                 Schedule     XIV         19-22

COMPARATIVE STATEMENT OF INCOME                                 Schedule     XV          23

  Analysis of Billing - Associate Companies                     Account      457         24
  Analysis of Billing - Non associate Companies                 Account      458         25
  Analysis of Charges for Service - Associate
   and Non associate Companies                                  Schedule     XVI         26
  Schedule of Expense by Department or
   Service Function                                             Schedule     XVII        27-29
  Departmental Analysis of Salaries                             Account      920         30
  Outside Services Employed                                     Account      923         31-34
  Employee Pensions and Benefits                                Account      926         35
  General Advertising Expenses                                  Account      930.1       36
  Miscellaneous General Expenses                                Account      930.2       37
  Rents                                                         Account      931         38
  Taxes Other Than Income Taxes                                 Account      408         39
  Donations                                                     Account      426.1       40-43
  Other Deductions                                              Account      426.5       44
  Notes to Statement of Income                                  Schedule     XVIII       45

ORGANIZATION CHART                                                                       46

METHODS OF ALLOCATION                                                                    47-49

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                               50

SIGNATURE                                                                                51

            ANNUAL REPORT OF:  Progress Energy Service Company, LLC

                    SCHEDULE I - COMPARATIVE BALANCE SHEET

              Give balance sheet of the Company as of December 31
                         of the current and prior year



                                                                    As of
Account            Assets and Other Debits                       December 31
                                                              2001         2000
                                                               (In Thousands)

      SERVICE COMPANY PROPERTY
101   Service Company Property (Schedule II)             $  15,018    $   9,912
107   Construction work in progress (Schedule II)           83,166       23,569
                                                         ---------    ---------
       Total Service Company Property                       98,184       33,481
                                                         ---------    ---------

108   Less accumulated provision for depreciation               37            -
111   Less amortization of intangible property               7,740        5,287
      (Schedule III)
                                                         ---------    ---------
      Net Service Company Property                          90,407       28,194
                                                         ---------    ---------

      INVESTMENTS

121   Nonutility Property (Schedule IV)                        407            -
123   Investments in associate companies (Schedule IV)           -            -
124   Other investments (Schedule IV)                       15,870       13,302
128   Special Funds (Schedule IV)                           49,290       59,882
                                                         ---------    ---------
       Total Investments                                    65,567       73,184
                                                         ---------    ---------
      CURRENT AND ACCRUED ASSETS
131   Cash                                                     242        1,675
134   Special deposits                                           -            -
135   Working funds                                              -            2
136   Temporary cash investments                                 -            -
141   Notes receivable                                         (97)          37
143   Accounts receivable                                      784          (20)
144   Accumulated provision for uncollectible accounts           -            -
145   Notes receivable from associate companies              2,640            -
146   Accounts receivable from associate companies
      (Schedule V)                                         138,583      343,863
152   Fuel stock expenses undistributed (Schedule VI)            -            -
154   Materials and supplies                                     -            -
163   Stores expense undistributed (Schedule VII)                -          305
165   Prepayments                                           13,061        5,630
171   Interest and Dividends Receivable                          -            -
174   Miscellaneous current and accrued assets
      (Schedule VIII)                                        8,320        6,517
                                                         ---------    ---------
       Total Current and Accrued Assets                    163,533      358,009
                                                         ---------    ---------

      DEFERRED DEBITS
181   Unamortized debt expense                                   -            -
183   Preliminary Survey and Investigation                       -            -
184   Clearing accounts                                        547        1,652
186   Miscellaneous deferred debits (Schedule IX)           48,068       41,203
188   Research, development, or demonstration
      expenditures (Schedule X)                                  -            -
190   Accumulated deferred income taxes                     21,256       14,708
                                                         ---------    ---------
       Total Deferred Debits                                69,871       57,563
                                                         ---------    ---------
       TOTAL ASSETS AND OTHER DEBITS                     $ 389,378    $ 516,950
                                                         =========    =========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                                                                              As of
Account            Liabilities and Proprietary Capital                     December 31
                                                                        2001         2000
                                                                         (In Thousands)
        PROPRIETARY CAPITAL
201     Common stock issued (Schedule XI)                             $       -    $
211     Miscellaneous paid-in-capital (Schedule XI)                       1,513       97,373
215     Appropriated retained earnings (Schedule XI)                          -            -
216     Unappropriated retained earnings (Schedule XI)                  (20,508)     (20,508)
                                                                      ---------    ---------
         Total Proprietary Capital                                      (18,995)      76,865
                                                                      ---------    ---------
        LONG - TERM DEBT
223     Advances from associate companies (Schedule XII)                115,000            -
224     Other long-term debt (Schedule XII)                                   -            -
225     Unamortized premium on long-term debt                                 -            -
226     Unamortized discount on long-term debt                                -            -
                                                                      ---------    ---------
         Total Long - Term Debt                                         115,000            -
                                                                      ---------    ---------
        OTHER NONCURRENT LIABILITIES
2282    Accumulated provision- injuries and damage                           46          616
2283    Accumulated provision- pensions & retiree benefits               25,519       20,157
2284    Accumulated miscellaneous operating provision                    12,720        9,502
                                                                      ---------    ---------
           Total Other Noncurrent Liabilities                            38,285       30,275
                                                                      ---------    ---------
          CURRENT AND ACCRUED LIABILITIES
231     Notes payable                                                         -            -
232     Accounts payable                                                107,143      155,530
233     Notes payable to associate companies
        (Schedule XIII)                                                  70,069            -
234     Accounts payable to associate companies
        (Schedule XIII)                                                  38,934      217,481
236     Taxes accrued                                                    (5,380)       7,000
237     Interest accrued                                                      -            -
238     Dividends declared                                                    -            -
241     Tax collections payable                                            (124)         (29)
242     Miscellaneous current and accrued liabilities
        (Schedule XIII)                                                  14,228        6,723
                                                                      ---------    ---------
         Total Current and Accrued Liabilities                          224,870      386,705
                                                                      ---------    ---------
        DEFERRED CREDITS
253     Other deferred credits                                               21          (33)
254     Other regulatory liabilities                                          -            -
255     Accumulated deferred investment tax credits                           -            -
                                                                      ---------    ---------
         Total Deferred Credits                                              21          (33)
                                                                      ---------    ---------
        ACCUMULATED DEFERRED INCOME TAXES
282     Accumulated deferred income taxes-Other Property                 14,067        9,875
283     Accumulated deferred income taxes-Other                          16,130       13,263
                                                                      ---------    ---------
         Total Accumulated Deferred Income Taxes                         30,197       23,138
                                                                      ---------    ---------
         TOTAL LIABILITIES AND PROPRIETARY CAPITAL                    $ 389,378    $ 516,950
                                                                      =========    =========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                       Balance At                  Retirements                   Balance At
                                       Beginning                       or           Other          Close
             Description                of Year      Additions        Sales       Changes (1)     of Year
SERVICE COMPANY
PROPERTY

Account
301    Organization                     $     -       $     -        $     -      $     -          $     -
303    Miscellaneous
       Intangible Plant                   9,895         3,739              -            -           13,634
304    Land and Land
       Rights                                 -             -              -            -                -
305    Structures and
       Improvements                           -             -              -            -                -
306    Leasehold
       Improvements                           -             -              -            -                -
307    Equipment(2)
308    Office Furniture
       and Equipment                          -             -              -            -                -
309    Automobiles,
       Other Vehicles
       and Related Garage
       Equipment                              -             -              -            -                -
310    Aircraft and Airport
       Equipment                              -             -              -            -                -
311    Other Service
       Company Property(3)                    -             -              -            -                -

391    Office Furniture and
       Equipment(2)                           -           253              -            -              253
392    Transportation Equipment(2)           17           406              -            -              423
397    Communication Equipment(2)             -           708              -            -              708
                                        -------       -------        -------      -------          -------
       SUBTOTAL                         $ 9,912       $ 5,106        $     -      $     -          $15,018


107    Construction Work in
       Progress (4)                      23,569        64,815          5,513          295           83,166
                                        -------       -------        -------      -------          -------
       TOTAL                            $33,481       $69,921        $ 5,513      $   295          $98,184
                                        =======       =======        =======      =======          =======

            ANNUAL REPORT OF:     Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

               SCHEDULE II - SERVICE COMPANY PROPERTY (continued)

     (1)  Provide an explanation of those changes considered material:

          Not Applicable

     (2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                              Balance At
                                                                               Close of
         Account  Subaccount Description                           Additions      Year
         391      Office Furniture, Fixtures, and Equipment           $  253     $   253
         392      Light Trucks                                           406         423
         397      Telephone, Telegraph, and Wireless Equipment           708         708
                                                                      ------     -------
                  TOTAL                                               $1,367     $ 1,384
                                                                      ======     =======

     (3)  Describe Other Service Company Property:

          Not Applicable

     (4)  Describe Construction Work in Progress:

                  Facilities Projects                                            $ 7,762

                  Telecommunication Projects                                       4,503
                  IT Integration & Corporate Systems Projects                     56,245
                  Other General Plant Projects (157 projects)                     14,656
                                                                                 -------
                                                                                 $83,166
                                                                                 =======

            ANNUAL REPORT OF:     Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

                                         Balance At      Additions                        Other      Balance At
                                         Beginning      Charged to                     Changes Add     Close
                 Description              of Year       Account 403      Retirements   (Deduct)(1)    of Year
                                                          & 404
Account
301       Organization                    $    -         $    -          $     -         $  -         $    -
303       Miscellaneous
          Intangible Plant                 5,287          2,453                -            -          7,740
304       Land and Land
          Rights                               -              -                -            -              -
305       Structures and
          Improvements                         -              -                -            -              -
306       Leasehold
          Improvements                         -              -                -            -              -
307       Equipment(2)                         -              -                -            -              -
308       Office Furniture
          and Equipment                        -              -                -            -              -
309       Automobiles,
          Other Vehicles
          and Related Garage
          Equipment                            -              -                -            -              -
310       Aircraft and Airport
          Equipment                            -              -                -            -              -
311       Other Service
          Company Property                     -              -                -            -              -

391       Office Furniture and
          Equipment                            -              6                -            -              6
392       Transportation Equipment             -             12                -            -             12
397       Communication Equipment              -             19                -            -             19
                                          ------         ------         --------         ----         ------

          TOTAL                           $5,287         $2,490          $     -         $  -         $7,777
                                          ======         ======         ========         ====         ======

(1) Provide an explanation of those changes considered material:

     Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                            SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

     Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

     Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                                Balance At    Balance At
                                                                Beginning      Close
                    Description                                  of Year       of Year
     Account 121 - Nonutility Investment                        $      -        $    407

     Account 123 - Investment in Associate Companies                   -               -

     Account 124 - Other Investments
                   Split Dollar Life Insurance Program:
                      Prepaid Premiums                             2,109               -
                      Cash Surrender Value                        11,193          15,870

     Account 128 - Special Funds:
                      Voluntary Employee Benefit
                        Association (VEBA) Fund (1)               59,617          49,436
                      Employees Savings Bond Fund                   (175)           (569)
                      Medical Insurance                              440             423

     Account 136 - Temporary Cash Investments                          -               -
                                                                --------        --------
                   TOTAL                                        $ 73,184        $ 65,567
                                                                ========        ========

Note (1):   The Voluntary Employee Benefit Association Trust is a trust which funds certain welfare benefits for employees and retirees of participating employers pursuant to Section 501(c)(9) of the Internal Revenue Code.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

 INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     Balance At   Balance At
                                                      Beginning     Close
                  Description                          of Year     of Year

 Account 146 - Accounts Receivable from Associate
               Companies
      Carolina Power & Light Company                   $271,553   $ 63,009
      CaroFinancial, Inc.                                    72         93
      CaroHome, LLC                                           -        240
      Progress Ventures, Inc.                                 -      1,371
      Monroe Power Company                                    -        248
      North Carolina Natural Gas Corporation             59,157     23,113
      Eastern North Carolina Natural Gas Company              -      4,313
      Florida Power Corporation                             103     29,956
      Electric Fuels Corporation                              -      1,359
      Progress Telecommunications Corporation                 -      1,411
      Florida Progress Corporation                            -        111
      Caronet, Inc.                                       4,360        638
      Strategic Resource Solutions Corp.                     87      2,835
      Progress Energy, Inc.                               8,368      9,886
      Suspense Account                                      163          -
                                                       --------   --------
        TOTAL RECEIVABLES                              $343,863   $138,583
                                                       ========   ========


 Analysis of Convenience or Accommodation Payments:

                                                                      Total
        Company Name                                                Payments
        ------------                                                --------
        Carolina Power & Light Company                               $37,854
        North Carolina Natural Gas Corporation                         4,232
        Strategic Resource Solutions Corp.                                 1
                                                                    --------
        Total Payments                                               $42,087
                                                                    ========


                                                                      Total
        Type of Convenience Payment                                 Payments
        -------------------------                                   --------
        Employee Medical and Life Benefits                           $28,946
        Training Expenses                                              1,663
        Fleet O&M Expenses                                            11,001
        Corporate Aircraft Usage Expenses                                477
                                                                    --------
        Total Payments                                               $42,087
                                                                    ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                 SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED

 INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the Service Company.

               Description                           Labor     Expenses    Total
               -----------                           -----     --------    -----

 Account 152 - Fuel Stock Expenses Undistributed     $  -      $      -    $   -

                                                     ----      --------    -----
      TOTAL                                          $  -      $      -    $   -
                                                     ====      ========    =====



 Summary:

      Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

              Description                           Labor     Expenses     Total
              -----------                           -----     --------     -----

Account 163 - Stores Expense Undistributed

Associate Companies

Carolina Power & Light Company                    $ 5,528     $ 4,343    $ 9,871
Progress Ventures, Inc.                               792         623      1,415
North Carolina Natural Gas Corporation                343         269        612
Eastern North Carolina Natural Gas Company            223         175        398
Florida Power Corporation                               1           -          1
                                                  -------     -------    -------
TOTAL                                             $ 6,887     $ 5,410    $12,297
                                                  =======     =======    =======


Note: The undistributed stores balance at year-end was zero; however, this schedule demonstrates the stores expenses that flowed through account 163 during the calendar year.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

  INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                       Balance At   Balance At
                                                       Beginning      Close
  Description                                           of Year      of Year
  -----------

  Account 174- Miscellaneous Current and
               Accrued Assets:

               Inventory of Residences Purchased
               From Employees in the Relocation

               Program                                 $ 6,517      $ 8,320
                                                       -------      -------
               TOTAL                                   $ 6,517      $ 8,320
                                                       =======      =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.



                                                              Balance At  Balance At
                                                              Beginning     Close

                Description                                    of Year     of Year
                -----------

Account 186 - Miscellaneous Deferred Debits

     Remodeling Projects--Corporate Headquarters Facilities    $40,551      $47,104
     Job Order Projects - Work in Progress                         510          964
     System Defaults                                               142            -
                                                                ------      -------
     TOTAL                                                     $41,203      $48,068
                                                               =======      =======

                     ANNUAL REPORT OF:     Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

     INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.



                      Description                                       Amount

                      -----------                                       ------

         Account 188 - Research, Development,
                       or Demonstration Expenditures                     $  -

                                                                         ----
                           TOTAL                                         $  -
                                                                         ====


         Summary:

              Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001

                                 (In Thousands)


                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                              Outstanding
                                Number of   Par or Stated    Close of Period
Account                          Shares        Value        No. of        Total
Number       Class of Stock     Authorized    Per Share      Shares       Amount

201        Common Stock Issued    N/A          N/A            N/A          N/A


INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


       Description                                              Amount

Account 211 - Miscellaneous Paid-In Capital                     $1,513

Account 215 - Appropriated Retained Earnings                         -
                                                                ------
       TOTAL                                                    $1,513
                                                                ======


INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                Balance At   Net Income              Balance At
                                Beginning       or       Dividends    Close
            Description         of Year (1)    (Loss)      Paid       of Year

Account 216 - Unappropriated
              Retained Earnings  $(20,508)      $ 0        $ 0      $(20,508)
                                 --------       ---        ---       -------
       TOTAL                     $(20,508)      $ 0        $ 0      $(20,508)
                                 ========       ===        ===      ========


   Note (1): The beginning balance is derived from losses during calendar year 2000. Progress Energy Service Company was not a part of a Registered Holding Company System until November 27, 2000. Therefore, costs were not fully distributed during 2000.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                       Terms of Oblig       Date                          Balance At                      Balance At
                                       Class & Series        of      Interest    Amount   Beginning            Deductions   Close
                                        of Obligation      Maturity    Rate     Amortized  of Year   Additions    (1)      of Year
Account 223 - Advances from
              Associate Companies:  Progress Energy, Inc. 11/01/2011   6.425%      N/A    $     -    $115,000     N/A      $115,000

Account 224 - Other Long-Term Debt                                                              -                                 -
                                                                                           ------                          --------
   TOTAL                                                                                   $    -                          $115,000
                                                                                           ======                          ========


(1) Give an explanation of deductions:
       Not Applicable

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                Balance At       Balance At
                                                                Beginning           Close
Description                                                      of Year           of Year
-----------
Account 233 - Notes Payable to Associate Companies

          Money Pool                                               $      -       $  67,313
          Money Pool Interest                                             -           1,525
          Interest-Note Payable to Progress Energy, Inc.                  -           1,231
                                                                  ---------       ---------
         TOTAL NOTES PAYABLE TO ASSOCIATE COMPANIES                $      -       $  70,069
                                                                  =========       =========


Account 234 - Accounts Payable to Associate Companies

          Carolina Power & Light Company                          $  20,902       $  17,052
          North Carolina Natural Gas Corporation                      1,366            (158)
          Florida Power Corporation                                  23,380             883
          Electric Fuels Corporation                                      -              29
          Progress Telecommunications Corporation                         -              66
          Caronet, Inc.                                              11,100          13,442
          Strategic Resource Solutions Corp.                            695              53
          Progress Energy, Inc.                                     160,038           7,567
                                                                  ---------       ---------
         TOTAL ACCOUNTS PAYABLES TO ASSOCIATE COMPANIES           $ 217,481       $  38,934
                                                                  =========       =========


Account 242 - Miscellaneous Current and Accrued Liabilities

          D&O Insurance Liability                                 $    (290)              -
          Unpaid Salary                                               5,027       $   3,949
          Unpaid Salary - Choice Time                                    62             242
          Labor Accrual                                                   -             760
          Medical and Dental Insurance - Active Employees               781             977
          Medical and Dental Insurance - Retired Employees            1,153               -
          Audit Expenses                                                (10)              -
          Management Incentive Compensation Plan (Note 1)                 -           4,500
          Employee Incentive Compensation Plan  (Note 1)                  -           3,800
                                                                  ---------       ---------
         TOTAL MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES      $   6,723       $  14,228
                                                                  =========       =========


         Note 1: Prior to 2001, the accruals for the Management and Employee Incentive Compensation Plans were booked in Account 232.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2001

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.   Organization and Summary of Significant Accounting Policies

     A.  Organization

     Progress Energy Services Company, LLC (the Company) is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy), a registered holding company under the Public Utility Holding Company Act (PUHCA) of 1935, as amended. The Company was formed on July 12, 2000. The Company has no earnings since it primarily renders services at cost to its parent company, Progress Energy, and Progress Energy's subsidiaries, as further discussed in Note 2.

     B.  Basis of Presentation

     The Company follows the Uniform System of Accounts prescribed for Public Utilities by the Federal Energy Regulatory Commission modified to include certain Service Company accounts as prescribed by the Securities and Exchange Commission (SEC) for service companies. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

     C.  Use of Estimates and Assumptions

     In preparing financial statements that conform with GAAP, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

     D.  Property

     Property is stated at cost. Depreciation is computed on a straight-line basis using the following estimated useful lives: equipment - 3 to 40 years; computers, office equipment and software - 3 to 10 years; and intangible property - 3 to 25 years.

     Upon the retirement or sale of an asset, the related cost and accumulated depreciation are removed from the balance sheet and the resulting gain or loss is credited or charged to income.

     E.  Other Policies

     The Company renders service to affiliated companies at cost. The costs of the services are determined on a direct charge basis to the extent practicable and based on predetermined allocation factors for indirect costs.

     Investments primarily include the cash surrender value of company owned life insurance policies and excess funding held in order to pay claims related to the Progress Energy Voluntary Employee Benefit Association.

     Cash and cash equivalents include temporary cash investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value.

     Currently, the Company has no items of other comprehensive income and therefore, there is no difference between net income and comprehensive income.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2001

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


2.  Service Agreements

    The Company has entered into agreements under which it renders specialized services, at cost, to Progress Energy and its subsidiaries. The Company's affiliates include the following: two integrated electric utilities (Carolina Power and Light Company and Florida Power Corporation); North Carolina Natural Gas Corporation (a local natural gas distribution company); Eastern North Carolina Natural Gas Company (a company formed to build a natural gas pipeline system in Eastern North Carolina); Progress Fuels Corporation (formerly Electric Fuels Corporation) and Progress Ventures, Inc. (involved in merchant generation, coal and synthetic fuel operations); Progress Telecommunications Corporation (provides telecommunication services); and Strategic Resource Solutions Corp. (provides energy management and related services). The Company's services include general executive and advisory services, purchasing, accounting and statistical, finance and treasury, legal, tax, information resources, marketing, auditing, insurance and pension administration, regulatory and rate support, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations. The agreements will be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3.  Debt

    At December 31, 2001 the Company's long-term debt consisted of an advance from Progress Energy. Interest accrues on the note at a annual fixed rate of 6.425% and is payable semi-annually on April 1 and October 1. The note matures on November 1, 2011.

4.  Money Pool

    The Company participates in an internal money pool, operated by Progress Energy, to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Subsidiaries that invest in the money pool earn interest on a basis proportionate to their average monthly investment. The interest rate used to calculate earnings approximates external interest rates. Funds may be withdrawn from or repaid to the pool at any time without prior notice. At December 31, 2001, the Company had $2.6 million of amounts receivable from the money pool and $68.8 million of amounts payable to the money pool. The Company recorded $2.6 million of interest income and $1.5 million of interest expense related to the money pool for 2001.

5.  Leases

    The Company leases two corporate jets under operating leases. Rent expense totaled $1.4 million for 2001.

    Minimum annual rental payments, excluding executory costs such as property taxes, insurance and maintenance, under long-term noncancelable operating leases as of December 31, 2001, are (in thousands):

    2002                                                $     3,014
    2003                                                      3,014
    2004                                                      3,014
    2005                                                      3,014
    2006                                                      3,014
    Thereafter                                               13,681
                                                        -----------
                                                        $    28,751
                                                        ===========

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2001

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


6.  Stock-Based Compensation

    The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation."

    A. Savings and Stock Ownership Plan

    Progress Energy sponsors the Progress Energy 401(k) Savings and Stock Ownership Plan (401(k)) for which substantially all full-time non-bargaining unit employees and certain part-time non-bargaining employees within participating subsidiaries are eligible. The Company participates in the 401(k). The 401(k), which has matching and incentive goal features, encourages systematic savings by employees and provides a method of acquiring Progress Energy common stock and other diverse investments. The Company's matching and incentive goal compensation cost under the 401(k) is determined based on matching percentages and incentive goal attainment as defined in the plan. Such compensation cost is allocated to participants' accounts in the form of Progress Energy common stock, with the number of shares determined by dividing compensation cost by the common stock market value at the time of allocation. The Company's matching and incentive cost totaled approximately $5.4 million for the year ended December 31, 2001.

    B. Stock Option Agreements

    Pursuant to Progress Energy's 1997 Equity Incentive Plan, Amended and Restated as of September 26, 2001, Progress Energy may grant options to purchase shares of common stock to officers and eligible employees. During 2001, approximately 2.4 million common stock options were granted to officers and eligible employees of Progress Energy. Of this amount, approximately 0.9 million were granted to officers and eligible employees of the Company. No compensation expense was recognized under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees and related Interpretations." Had compensation expense been measured based on the fair value of the options on the date of grant, calculated under the provisions of SFAS No. 123, the Company's allocated share of such compensation expense would have been approximately $1.1 million. This expense would have been allocated to the Company's affiliates based on the same allocation factors used to allocate other benefit-related expenses.

    C. Other Stock-Based Compensation Plans

    Progress Energy has compensation plans for officers and key employees that are stock-based in whole or in part. The Company participates in these plans. The two primary active stock-based compensation programs are the Performance Share Sub-Plan (PSSP) and the Restricted Stock Awards program
    (RSA), both of which were established pursuant to Progress Energy's 1997 Equity Incentive Plan.

    Under the terms of the PSSP, officers and key employees are granted performance shares on an annual basis that vest over a three-year consecutive period. Each performance share has a value that is equal to, and changes with, the value of a share of Progress Energy's common stock, and dividend equivalents are accrued on, and reinvested in, the performance shares. The PSSP has two equally weighted performance measures, both of which are based on Progress Energy's results as compared to a peer group of utilities. Compensation expense is recognized over the vesting period based on the expected ultimate cash payout. Compensation expense is reduced by any forfeitures.

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2001

            SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (continued)


    The RSA allows Progress Energy to grant shares of restricted common stock to key employees. The restricted shares vest on a graded vesting schedule over a minimum of three years. Changes in restricted stock outstanding for key employees of the Company were:

                                          2001             2000
                                          ----             ----

    Beginning balance                   346,900               -
    Granted                              53,400               -
    Transfers                                 -         346,900
    Forfeited                            (7,800)              -
    Vested                              (38,400)              -
                                        -----------------------
    Ending balance                      354,100         346,900
                                        =======================

    The Company is allocated expense based on the restricted shares outstanding for its employees. The total amount expensed by the Company for other stock-based compensation plans was $6.6 million in 2001.

7.  Postretirement Benefit Plans

    The Company participates in the Progress Energy non-contributory defined benefit retirement (pension) plan for substantially all full-time employees. The Company also participates in the Progress Energy supplementary defined benefit pension plans that provide benefits to higher-level employees. The Company's annual costs related to these plans were $1.4 million for the year ended December 31, 2001.

    In addition to pension benefits, the Company participates in Progress
    Energy plans that provide contributory other postretirement benefits (OPEB), including certain health care and life insurance benefits, for retired employees who meet specified criteria. The Company's annual costs related to OPEB were $2.7 million for the year ended December 31, 2001.

8.  Income Taxes

    The Company, as a subsidiary of Progress Energy, is included in the consolidated federal income tax return of Progress Energy. Income taxes are allocated to the Company based upon its taxable income or loss, determined on a separate return basis. The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As such, deferred income taxes are provided for temporary differences between book and tax bases of assets and liabilities.

    Accumulated deferred income tax (assets) liabilities at December 31 are (in thousands):

                                                     2001         2000
                                                   --------     --------
    Accelerated depreciation and property
       cost differences                            $ 14,067     $  9,875
    Miscellaneous other temporary differences, net   (5,126)      (1,445)
                                                   --------     --------
          Net accumulated deferred income

           tax liability                           $  8,941     $  8,430
                                                   ========     ========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                 For the Years Ended December 31, 2001 and 2000
                                 (In Thousands)

                  SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME

 Account            Description                                 2001          2000
                                                                              N/A (1)

              INCOME

      457     Services rendered to associate companies        $296,103
      458     Services rendered to nonassociate companies        1,371
      421     Miscellaneous income or loss (see 421 below)           -
                                                              --------
              TOTAL INCOME                                     297,474
                                                               -------
              EXPENSE

      903     Customer Accounts and Collections                  6,908
      911     Sales Supervision                                     17
      912     Demonstrating and Selling                          2,534
      920     Salaries and wages                                85,940
      921     Office Supplies and expenses                      54,709
      923     Outside services employed                         62,766
      924     Property insurance                               (14,624)
      925     Injuries and damages                               3,822
      926     Employee pensions and benefits                    15,292
      930.1   General advertising expense                        5,605
      930.2   Miscellaneous general expenses                     5,616
      931     Rents                                             37,264
      935     Maintenance of structures and equipment           14,334
      403     Depreciation expense                                  37
      404     Amortization expense                                ,453
      408     Taxes other than income taxes                      7,031
      409     Income taxes                                       1,797
      410     Provision for deferred income taxes                7,585
      411     Provision for deferred income taxes-credit        (7,074)
      411.5   Investment tax credit                                  -
      417     Expenses of non-utility operations                   148
      418     Non-operating rental income                          181
      419.1   VEBA Trust income                                 (4,192)
      419.9   Money Pool interest income                        (2,641)
      421     Miscellaneous non-operating income or loss         1,996
      426.1   Donations                                          1,798
      426.2-5 Other deductions                                   5,346
      427     Interest on long-term debt                             -
      430     Interest on debt to associate companies            2,757
      431     Other interest expense                                69
                                                              --------
              TOTAL EXPENSES                                   297,474
                                                              --------
              NET INCOME OR (LOSS)                            $      0
                                                              ========


         Note(1) Progress Energy Service Company was formed during calendar year 2000; therefore, a Comparative Statement of Income is not available. Progress Energy became a Registered Public Utility Holding Company effective November 27, 2000.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457

                                            Direct       Indirect   Compensation    Total
                                             Costs         Costs       For Use      Amount
Name of Associate Company                   Charged       Charged     of Capital    Billed
                                            457-1 (1)     457-2 (1)     457-3
Carolina Power & Light Company                $    -     $    -         $     -   $ 155,635
Eastern North Carolina Natural Gas Company         -          -               -         203
Electric Fuels Corporation                         -          -               -       2,047
Florida Power Corporation                          -          -               -     111,235
North Carolina Natural Gas Corporation             -          -               -      14,302
Progress Energy, Inc.                              -          -               -      11,203
Progress Ventures, Inc.                            -          -               -         547
Progress Telecommunications Corporation            -          -               -       3,180
Strategic Resource Solutions Corp.                 -          -               -       2,618
Adjustment                                         -          -               -      (4,867)
                                             -------     ------         -------   ---------
  TOTAL                                      $     -     $    -         $     -   $ 296,103
                                             =======     ======         =======   =========




Note (1):    Current accounting systems do not fully support classification of direct vs. indirect cost by associate company.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                               ANALYSIS OF BILLING

                     NONASSOCIATE COMPANIES - ACCOUNT 458

                                      Direct      Indirect    Compensation            Excess     Total
                                      Costs        Costs        For Use     Total       or       Amount
Name of Nonassociate Company          Charged     Charged     of Capital    Cost    Deficiency   Billed
                                      458-1 (1)   458-2 (1)      458-3                 458-4
Sears                                 $    -      $    -         $   -      $1,135     $236      $1,371
                                      ------      ------         -----      ------     ----      ------

TOTAL                                 $    -      $    -         $   -      $1,135     $236      $1,371
                                      ======      ======         =====      ======     ====       =====

Note (1):      Current accounting systems do not fully support classification of direct vs. indirect cost by nonassociate company.




INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company.


                  Information Technology functions as a data center service bureau by processing client applications in our data center for Sears.

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                     For the Year Ended December 31, 2001
                                (In Thousands)

                SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES

                     ASSOCIATE AND NONASSOCIATE COMPANIES

                                           Associate Company Charges          Nonassociate Company Charges
                                        Direct      Indirect                 Direct     Indirect
           Description of Items         Costs        Costs       Total       Costs       Costs      Total
903 - Customer Accounts and
    Collection Expense                $   6,798    $     110   $   6,908    $      --       $ --   $      --
911 - Sales Supervision                      --           17          17           --         --          --
912 - Demonstration and Selling              --        2,534       2,534           --         --          --
920 - Salaries and Wages                 40,573       45,183      85,756          184         --          84
921 - Office Supplies and Expense         5,259       49,449      54,708            1         --           1
923 - Outside Services Employed          27,609       35,157      62,766           --         --          --
924 - Property Insurance                (14,624)          --     (14,624)          --         --          --
925 - Injuries and Damages                2,618        1,204       3,822           --         --          --
926 - Employee Pensions & Benefits       11,895        3,375      15,270           22         --          22
930.1 - General Advertising Expense       2,212        3,393       5,605           --         --          --
930.2 - Misc. General Expense             2,563        3,053       5,616           --         --          --
931 - Rents                              31,431        5,833      37,264           --         --          --
935 - Maintenance of General Plant        2,322       12,012      14,334           --         --          --
403 - Depreciation Expense                   37           --          37           --         --          --
404 - Amortization Expense                2,453           --       2,453           --         --          --
408 - Taxes Other Than Income Taxes       4,363        2,659       7,022            9         --           9
409 - Income Taxes                        1,797           --       1,797           --         --          --
410 - Provision for Def. Inc. Taxes       7,585           --       7,585           --         --          --
411 - Prov. For Def. I/T - Credit        (7,074)          --      (7,074)          --         --          --
417 - Expenses of Non-Utility Oper          141            7         148           --         --          --
418 - Non-Operating Rental Income            --          181         181           --         --          --
419 - Interest Income                    (6,833)          --      (6,833)          --         --          --
421 - Misc. Non-Operating Inc./Exp          459          382         841        1,155         --       1,155
426.1 - Donations                            21        1,777       1,798           --         --          --
426.2 - Life Insurance                      246           --         246           --         --          --
426.4 - Civic & Political Act. Exp            1          180         181           --         --          --
426.5 - Other Deductions                     --        4,919       4,919           --         --          --
430 - Interest Expense                    2,757           --       2,757           --         --          --
431 - Other Interest Expense                 69           --          69           --         --          --
                                      ---------    ---------   ---------    ---------   --------   ---------
         TOTAL EXPENSES               $ 124,678    $ 171,425   $ 296,103    $   1,371       $ --   $   1,371
                                      =========    =========   =========    =========   ========   =========

                                        Total Charges for Service
                                        Direct      Indirect
                                        Costs        Costs        Total
903 - Customer Accounts and
    Collection Expense                $   6,798    $     110   $   6,908
911 - Sales Supervision                      --           17          17
912 - Demonstration and Selling              --        2,534       2,534
920 - Salaries and Wages                 40,757       45,183      85,940
921 - Office Supplies and Expense         5,260       49,449      54,709
923 - Outside Services Employed          27,609       35,157      62,766
924 - Property Insurance                (14,624)          --     (14,624)
925 - Injuries and Damages                2,618        1,204       3,822
926 - Employee Pensions & Benefits       11,917        3,375      15,292
930.1 - General Advertising Expense       2,212        3,393       5,605
930.2 - Misc. General Expense             2,563        3,053       5,616
931 - Rents                              31,431        5,833      37,264
935 - Maintenance of General Plant        2,322       12,012      14,334
403 - Depreciation Expense                   37           --          37
404 - Amortization Expense                2,453           --       2,453
408 - Taxes Other Than Income Taxes       4,372        2,659       7,031
409 - Income Taxes                        1,797           --       1,797
410 - Provision for Def. Inc. Taxes       7,585           --       7,585
411 - Prov. For Def. I/T - Credit        (7,074)          --      (7,074)
417 - Expenses of Non-Utility Oper          141            7         148
418 - Non-Operating Rental Income            --          181         181
419 - Interest Income                    (6,833)          --      (6,833)
421 - Misc. Non-Operating Inc./Exp        1,614          382       1,996
426.1 - Donations                            21        1,777       1,798
426.2 - Life Insurance                      246           --         246
426.4 - Civic & Political Act. Exp            1          180         181
426.5 - Other Deductions                     --        4,919       4,919
430 - Interest Expense                    2,757           --       2,757
431 - Other Interest Expense                 69           --          69
                                      ---------    ---------   ---------
         TOTAL EXPENSES               $ 126,049    $ 171,425   $ 297,474
                                      =========    =========   =========

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

              ANNUAL REPORT OF PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                                  SCHEDULE XVII

                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

                                                                        DEPARTMENT OR SERVICE FUNCTION


Description of Items                                                                                        Corporate
                                             Total                            Corporate   Corporate       Environmental    Corporate
                                             Amount     Accounting   Audit     Note(1)  Communications   Health & Safety   Security
903 - Customer Accts and Collection Exp       6,908         110          -          -         255                 -               -
911 - Sales Supervision                          17           -          -          -           -                 -               -
912 - Demonstration and Selling               2,534           -          -          -           -                 -               -
920 - Salaries and Wages                     85,940       6,834      2,613      7,236       3,263             2,275           2,447
921 - Office Supplies and Expense            54,709       3,508      1,026      3,372       4,698               751           1,253
923 - Outside Services Employed              62,766       1,044        278        401       4,281               991           1,682
924 - Property Insurance                    (14,624)          -          -          -           -                 -               -
925 - Injuries and Damages                    3,822           -          -        118           -                 -               -
926 - Employee Pensions and Benefits         15,292         897        345      3,695         494               299             317
930.1 - General Advertising Expense           5,605           2          1          -       5,434                 1               -
930.2 - Miscellaneous General Expense         5,616           -          -      1,833         647               336               -
931 - Rents                                  37,264         374         92      5,379         120                46               -
935 - Maintenance of General Plant           14,334         917         40        125          52                19              17
403 - Depreciation Expense                       37           -          -         37           -                 -               -
404 - Amortization Expense                    2,453           -          -      2,453           -                 -               -
408 - Taxes Other Than Income Taxes           7,031         381        144      2,249         185               130             142
409 - Income Taxes                            1,797           -          -      1,797           -                 -               -
410 - Deferred Income Taxes                   7,585           -          -      7,585           -                 -               -
411 - Deferred Inc Taxes - Credit            (7,074)          -          -     (7,074)          -                 -               -
417 - Expenses of Non-Utility Operations        148          33          -        105           1                 -               -
418 - Non-Operating Rental Income               181           -          -          -           -                 -               -
419 - Interest Income                        (6,833)          -              - (6,833)          -                 -               -
421 - Misc. Non-Op Income / Expense           1,996         383          -         (6)          -                 -               -
426.1 - Donations                             1,798           -          -          -       1,798                 -               -
426.2 - Life Insurance                          246           -          -        246           -                 -               -
426.4 - Civic & Political Activities
        Expense                                 181           -          -          -           1                 -               -
426.5 - Other Deductions                      4,919           1          -          -           -                 -               -
430 - Interest on Debt to Associate
       Companies                              2,757           -          -      2,757           -                 -               -
431 - Other Interest Expense                     69           -          -         69           -                 -               -
                                           ----------------------------------------------------------------------------------------
Total                                       297,474      14,484      4,539     25,544      21,229             4,848           5,858
                                           ========================================================================================

     Note  (1): Includes executive salary and benefits, depreciation, property tax, operating lease, corporate headquarters leasehold improvements and income tax expenses and interest income and expenses.

              ANNUAL REPORT OF PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                   DEPARTMENT OR SERVICE FUNCTION (continued)

                                                         DEPARTMENT OR SERVICE FUNCTION

                                         Corporate  Economic    Human    Information          Public
Description of Items                     Services  Development Resources Technology   Legal   Affairs  Real Estate
903 - Customer Accts and Collection Exp.     6,543         -         -         -          -         -           -
911 - Sales Supervision                          -        17         -         -          -         -           -
912 - Demonstration and Selling                  -     2,534         -         -          -         -           -
920 - Salaries and Wages                     4,806        12     7,830    31,939      3,160        13       1,675
921 - Office Supplies and Expense            5,470        23     4,908    (7,908)     1,039        72      (2,765)
923 - Outside Services Employed                834        13     1,630    19,939      9,304        15       1,481
924 - Property Insurance                         -         -         -       301          -         -          25
925 - Injuries and Damages                       -         -         -         -      1,133         -           -
926 - Employee Pensions and Benefits           615       200     1,289     4,421        395         2         251
930.1 - General Advertising Expense              3         -        27        64          2         -           3
930.2 - Miscellaneous General Expense            -                  13         6      2,261         -           5
931 - Rents                                    670        61       283    22,859        180        70       6,659
935 - Maintenance of General Plant             133        27       129     2,930         79        30       1,628
403 - Depreciation Expense                       -         -         -         -          -         -           -
404 - Amortization Expense                       -         -         -         -          -         -           -
408 - Taxes Other Than Income Taxes            269        67       443     1,837        170         1         110
409 - Income Taxes                               -         -         -         -          -         -           -
410 - Deferred Income Taxes                      -         -         -         -          -         -           -
411 - Deferred Income Taxes - Credit             -         -         -         -          -         -           -
417 - Expenses of Non-Utility Operations         -         -         -         -          -         -           -
418 - Non-Operating Rental Income                -         -         -         -          -         -         181
419 - Interest Income                            -         -         -         -          -         -           -
421 - Misc. Non-Op Income / Expense              -         -       490       932         -          -           -
426.1 - Donations                                -         -         -         -          -         -           -
426.2 - Life Insurance                           -         -         -         -          -         -           -
426.4 - Civic & Political Activities
        Expense                                  -         -         -         -          -       180           -
426.5 - Other Deductions                         -         -         -         -          2     4,908           -
430 - Interest on Debt to Associate
      Companies                                  -         -         -         -          -         -           -
431 - Other Interest Expense                     -         -         -         -          -         -           -
                                          -----------------------------------------------------------------------
Total                                       19,343     2,954    17,042    77,320     17,725      5,291      9,253
=================================================================================================================

              ANNUAL REPORT OF PROGRESS ENERGY SERVICE COMPANY, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                   DEPARTMENT OR SERVICE FUNCTION (continued)

                                                             DEPARTMENT OR SERVICE FUNCTION

                                          Regulatory  Regulatory Strategic          Telecom-
Description of Items                      Affairs     Services   Planning      Tax  munications  Treasury
903 - Customer Accts and Collection Exp.         -           -         -         -         -            -
911 - Sales Supervision                          -           -         -         -         -            -
912 - Demonstration and Selling                  -           -         -         -         -            -
920 - Salaries and Wages                       589          20     1,666     2,193     4,460        2,909
921 - Office Supplies and Expense              116           2       702     2,067    35,603          772
923 - Outside Services Employed                173           -     3,362     2,324    14,279          735
924 - Property Insurance                         -           -         -         -         -      (14,950)
925 - Injuries and Damages                       -           -         -         -         -        2,571
926 - Employee Pensions and Benefits            74           3       216       284     1,108          387
930.1 - General Advertising Expense             67           -         -         1         -            -
930.2 - Miscellaneous General Expense            -           1       148         3         -          363
931 - Rents                                     41           -        64       166        74          126
935 - Maintenance of General Plant              17           -        28        67     8,040           56
403 - Depreciation Expense                       -           -         -         -         -            -
404 - Amortization Expense                       -           -         -         -         -            -
408 - Taxes Other Than Income Taxes             31           1        91       122       496          162
409 - Income Taxes                               -           -         -         -         -            -
410 - Deferred Income Taxes                      -           -         -         -         -            -
411 - Deferred Income Taxes - Credit             -           -         -         -         -            -
417 - Expenses of Non-Utility Operations         -           -         -         9         -            -
418 - Non-Operating Rental Income                -           -         -         -         -            -
419 - Interest Income                            -           -         -         -         -            -
421 - Misc. Non-Op Income / Expense              -           -         -         1         -          196
426.1 - Donations                                -           -         -         -         -            -
426.2 - Life Insurance                           -           -         -         -         -            -
426.4 - Civic & Political Activities
        Expense                                  -           -         -         -         -            -
426.5 - Other Deductions                         8           -         -         -         -            -
430 - Interest on Debt to Associate
      Companies                                  -           -         -         -         -            -
431 - Other Interest Expense                     -           -         -         -         -            -
                                         ----------------------------------------------------------------
Total                                        1,116          27     6,277     7,237    64,060       (6,673)
=========================================================================================================

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                                                   Departmental Salary Expense                       Number of
Name of Department                                Included in Amounts Billed to                      Personnel
Indicate each department               Total        Parent          Other               Non           End of
or service function.                   Amount       Company       Associates         Associates        Year
  Accounting                          $ 6,834      $     3         $ 6,831             $   -             113

  Audit                                 2,613            1           2,612                 -              42

  Corporate                             7,236            1           7,235                 -              17

  Corporate Communications              3,263            1           3,262                 -              54

  Corporate Environmental Health
      And Safety                        2,275            -           2,275                 -              32

  Corporate Security                    2,447            -           2,447                 -              42

  Corporate Services                    4,806            -           4,806                 -             253

  Economic Development                     12            -              12                 -              16

  Human Resources                       7,830            -           7,830                 -             147

  Information Technology               31,939            -          31,755               184             470

  Legal                                 3,160          263           2,897                 -              58

  Public Affairs                           13           13               -                 -              13

  Real Estate                           1,675            -           1,675                 -              31

  Regulatory Affairs                      589            -             589                 -               7

  Regulatory Services                      20            -              20                 -               2

  Strategic Planning                    1,666            -           1,666                 -              19

  Tax                                   2,193           34           2,159                 -              37

  Telecommunications                    4,460            -           4,460                 -             130

  Treasury                              2,909            1           2,908                 -              37
                                      -------      -------         -------             -----         -------

      Total                           $85,940      $   317         $85,439             $ 184           1,520
                                      =======      =======         =======             =====         =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                     OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

       INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

    FROM WHOM PURCHASED                                 DESCRIPTION                                   RELATIONSHIP     AMOUNT
    -------------------                                 -----------                                       "A"=         ------
                                                                                                       ASSOCIATE
                                                                                                       "NA"= NON
                                                                                                       ASSOCIATE
                                                                                                       ---------
ACCOUNTING & AUDIT SERVICES
    DELOITTE & TOUCHE LLP                               ACCOUNTING & AUDIT SERVICES                        NA              1,696
    MISCELLANEOUS ( 1 ITEM LESS THAN $100,000)          ACCOUNTING & AUDIT SERVICES                        NA                  9
                                                                                                                     ------------
              TOTAL                                                                                                        1,705
                                                                                                                     ------------
BENEFIT CONSULTING SERVICES
    BUCK CONSULTANTS INC                                BENEFIT CONSULTING SERVICES                        NA                109
    MISCELLANEOUS ( 3 ITEMS LESS THAN $100,000)         BENEFIT CONSULTING SERVICES                        NA                 65
                                                                                                                     ------------
              TOTAL                                                                                                          174
                                                                                                                     ------------
COMPUTER PROGRAMMING SERVICES
    METRO INFO SERV INC                                 COMPUTER PROGRAMMING SERVICES                      NA              1,444
    TEKSYSTEMS INC                                      COMPUTER PROGRAMMING SERVICES                      NA              1,036
    MERCURY DATA SYS CORP                               COMPUTER PROGRAMMING SERVICES                      NA                797
    SAPPHIRE TECH INC                                   COMPUTER PROGRAMMING SERVICES                      NA                520
    ANALYSTS INTL CORP                                  COMPUTER PROGRAMMING SERVICES                      NA                502
    OXFORD GLOBAL RESOURCES INC                         COMPUTER PROGRAMMING SERVICES                      NA                301
    AEROTEK INC                                         COMPUTER PROGRAMMING SERVICES                      NA                252
    COMPUTING WORKS INC                                 COMPUTER PROGRAMMING SERVICES                      NA                228
    BOGIER CONSULTING INC                               COMPUTER PROGRAMMING SERVICES                      NA                204
    CII ASSOC INC                                       COMPUTER PROGRAMMING SERVICES                      NA                134
    PARAGON COMPUTER PROF INC                           COMPUTER PROGRAMMING SERVICES                      NA                124
    COMPUTER HORIZONS CORP                              COMPUTER PROGRAMMING SERVICES                      NA                123
    MISCELLANEOUS ( 15 ITEMS LESS THAN $100,000)        COMPUTER PROGRAMMING SERVICES                      NA                507
                                                                                                                     ------------
              TOTAL                                                                                                        6,172
                                                                                                                     ------------
CONSULTING SERVICES - ADVERTISING
    BBDO SOUTH INC                                      CONSULTING SERVICES - ADVERTISING                  NA              1,068
                                                                                                                     ------------
              TOTAL                                                                                                        1,068
                                                                                                                     ------------
CONSULTING SERVICES - ENVIRONMENTAL
    ENVIRONMENTAL INVESTIGATIONS INC                    CONSULTING SERVICES - ENVIRONMENTAL                NA                393
    SHAMROCK ENVIRONMENTAL CORP                         CONSULTING SERVICES - ENVIRONMENTAL                NA                137
    MISCELLANEOUS ( 4 ITEMS LESS THAN $100,000)         CONSULTING SERVICES - ENVIRONMENTAL                NA                110
                                                                                                                     ------------
              TOTAL                                                                                                          640
                                                                                                                     ------------
CONSULTING SERVICES - FACILITIES / REAL ESTATE
    CENTERLINE CONSULTING CO INC                        CONSULTING SERVICES - FACILITIES/REAL              NA                173
                                                        ESTATE
    MISCELLANEOUS ( 12 ITEMS LESS THAN $100,000)        CONSULTING SERVICES - FACILITIES/REAL              NA                411
                                                        ESTATE
                                                                                                                     ------------
              TOTAL                                                                                                          584
                                                                                                                     ------------
CONSULTING SERVICES - INSURANCE
    WILLIAM M MERCER                                    CONSULTING SERVICES - INSURANCE                    NA                184
    INC
                                                                                                                     ------------
              TOTAL                                                                                                          184
                                                                                                                     ------------
CONSULTING SERVICES - INTERNET & TELECOM
    MISCELLANEOUS ( 5 ITEM LESS THAN $100,000)          CONSULTING SERVICES - INTERNET & TELECOM           NA                227
                                                                                                                     ------------
              TOTAL                                                                                                          227
                                                                                                                     ------------
CONSULTING SERVICES - LEGAL
    DANIEL J EDELMAN INC                                CONSULTING SERVICES - LEGAL                        NA                382

                                                                                                                     ------------
              TOTAL                                                                                                          382
                                                                                                                     ------------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

 INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

  FROM WHOM PURCHASED                            DESCRIPTION                              RELATIONSHIP     AMOUNT
  -------------------                            -----------                                               ------
                                                                                               "A"=
                                                                                             ASSOCIATE
                                                                                             "NA"= NON
                                                                                             ASSOCIATE
                                                                                             ---------
CONSULTING SERVICES - MARKETING
  ADDISON INC                                    CONSULTING SERVICES - MARKETING                NA            803
  MISCELLANEOUS ( 1 ITEM LESS THAN $100,000)     CONSULTING SERVICES - MARKETING                NA             80
                                                                                                           ------
            TOTAL                                                                                             883
                                                                                                           ------
CONSULTING SERVICES - OTHER
  PRICEWATERHOUSE COOPERS LLP                    CONSULTING SERVICES - OTHER                    NA          1,029
  KPMG LLP                                       CONSULTING SERVICES - OTHER                    NA            641
  GARTNER GROUP INC                              CONSULTING SERVICES - OTHER                    NA            511
  SCOTT MADDEN & ASSOC INC                       CONSULTING SERVICES - OTHER                    NA            475
  MARSH USA INC                                  CONSULTING SERVICES - OTHER                    NA            298
  THE GELFOND GROUP                              CONSULTING SERVICES - OTHER                    NA            259
  IDEAL CONSULTING GROUP INC                     CONSULTING SERVICES - OTHER                    NA            230
  NEW HARBOR INC                                 CONSULTING SERVICES - OTHER                    NA            224
  KORN/FERRY INTL                                CONSULTING SERVICES - OTHER                    NA            166
  RHR INTL CO INC                                CONSULTING SERVICES - OTHER                    NA            161
  HEIDRICK & STRUGGLES INC                       CONSULTING SERVICES - OTHER                    NA            160
  TOWERS PERRIN INC                              CONSULTING SERVICES - OTHER                    NA            128
  AR FOCUS                                       CONSULTING SERVICES - OTHER                    NA            127
  NEW ENERGY ASSOC LLC                           CONSULTING SERVICES - OTHER                    NA            110
  MISCELLANEOUS ( 69 ITEMS LESS THAN $100,000)                                                              2,122
                                                                                                           ------
            TOTAL                                                                                           6,641
                                                                                                           ------
CONSULTING SERVICES - PROGRAMMING
  EMPLIFI INC                                    CONSULTING SERVICES - PROGRAMMING              NA            212
  EB NETWORKS INC                                CONSULTING SERVICES - PROGRAMMING              NA            141
  MISCELLANEOUS ( 3 ITEMS LESS THAN $100,000)    CONSULTING SERVICES - PROGRAMMING              NA            177
                                                                                                           ------
            TOTAL                                                                                             530
                                                                                                           ------
CONSULTING SERVICES - PUBLIC RELATIONS
  STRATEGY ONE INC                               CONSULTING SERVICES - PUBLIC RELATIONS         NA            134
                                                                                                           ------
            TOTAL                                                                                             134
                                                                                                           ------
CONSULTING SERVICES - TAX
  MILBANK, TWEED, HADLEY & MCCLOY LLP.           CONSULTING SERVICES - TAXES                    NA            339
                                                                                                           ------
            TOTAL                                                                                             339
                                                                                                           ------
CONTRACT LABOR
  TEAM INFO SERV CORP                            CONTRACT LABOR                                 NA            382
  MAXIM GROUP INC                                CONTRACT LABOR                                 NA            366
  MIDLAND COMM INC                               CONTRACT LABOR                                 NA            290
  PREMIERE COMM & CONSULTING INC                 CONTRACT LABOR                                 NA            229
  RHI MGMT RESOURCES INC                         CONTRACT LABOR                                 NA            226
  KFORCE COM INC                                 CONTRACT LABOR                                 NA            128
  COM SYS SOLUTIONS INC                          CONTRACT LABOR                                 NA            125
  SYSTEMS PROS INC                               CONTRACT LABOR                                 NA            101
  MISCELLANEOUS ( 17 ITEMS LESS THAN $100,000)   CONTRACT LABOR                                 NA            185
                                                                                                           ------
            TOTAL                                                                                           2,032
                                                                                                           ------
DESIGN SERVICES
  SPIRITUS SOLUTIONS                             DESIGN SERVICES                                NA            161
  MISCELLANEOUS ( 14 ITEMS LESS THAN $100,000)   DESIGN SERVICES                                NA            217
                                                                                                           ------
            TOTAL                                                                                             378
                                                                                                           ------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

 INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

  FROM WHOM PURCHASED                                 DESCRIPTION                            RELATIONSHIP  AMOUNT
  -------------------                                 -----------                                          ------
                                                                                                  "A"=
                                                                                                ASSOCIATE
                                                                                                "NA"= NON
                                                                                                ASSOCIATE
                                                                                                ---------
EDUCATIONAL SERVICES
  MISCELLANEOUS ( 13 ITEMS LESS THAN $100,000)        EDUCATIONAL SERVICES                        NA          100
                                                                                                           ------
            TOTAL                                                                                             100
                                                                                                           ------
ENVIRONMENTAL SERVICES
  MISCELLANEOUS ( 10 ITEMS LESS THAN $100,000)        ENVIRONMENTAL SERVICES                      NA          111
                                                                                                           ------
            TOTAL                                                                                             111
                                                                                                           ------
INVESTIGATION AND SECURITY SERVICES
  BURNS INTL SECURITY SERV                            INVESTIGATION AND SECURITY SERVICES         NA          804
  CHOICEPOINT SERV INC                                INVESTIGATION AND SECURITY SERVICES         NA          132
  POWER SYS ENERGY SERV INC                           INVESTIGATION AND SECURITY SERVICES         NA          120
  MISCELLANEOUS ( 58 ITEMS LESS THAN $100,000)        INVESTIGATION AND SECURITY SERVICES         NA          435
                                                                                                           ------
            TOTAL                                                                                           1,491
                                                                                                           ------
JANITORIAL SERVICES
  GEN MAINT CO INC                                    JANITORIAL SERVICES                         NA          446
  MISCELLANEOUS ( 4 ITEMS LESS THAN $100,000)         JANITORIAL SERVICES                         NA           99
                                                                                                           ------
            TOTAL                                                                                             545
                                                                                                           ------
LABORATORY SERVICES
  LABORATORY CORP OF AMER HOLDINGS                    LABORATORY SERVICES                         NA          125
  MISCELLANEOUS ( 3 ITEMS LESS THAN $100,000)         LABORATORY SERVICES                         NA           21
                                                                                                           ------
            TOTAL                                                                                             146
                                                                                                           ------
LEGAL SERVICES
  HUNTON & WILLIAMS                                   LEGAL SERVICES                              NA        2,155
  SKADDEN ARPS SLATE MEAGHER &                        LEGAL SERVICES                              NA        2,123
  SMITH ANDERSON BLOUNT                               LEGAL SERVICES                              NA          998
  PILLSBURY WINTHROP LLP                              LEGAL SERVICES                              NA          872
  BRUDER GENTILE & MARCOUX LLP                        LEGAL SERVICES                              NA          604
  THELEN REID & PRIEST LLP                            LEGAL SERVICES                              NA          537
  SHAW PITTMAN CORP                                   LEGAL SERVICES                              NA          423
  PARKER POE ADAMS & BERNSTEIN LLP                    LEGAL SERVICES                              NA          246
  THE BRATTLE GROUP INC                               LEGAL SERVICES                              NA          228
  WEIL GOTSHAL & MANGES LLP                           LEGAL SERVICES                              NA          221
  BAKER & MCKENZIE                                    LEGAL SERVICES                              NA          163
  HOWREY SIMON ARNOLD & WHITE LLP                     LEGAL SERVICES                              NA          137
  JOHN & HENGERER                                     LEGAL SERVICES                              NA          126
  SLOVER & LOFTUS                                     LEGAL SERVICES                              NA          120
  MISCELLANEOUS ( 118 ITEMS LESS THAN $100,000)       LEGAL SERVICES                              NA        1,736
                                                                                                           ------
            TOTAL                                                                                          10,689
                                                                                                           ------
MAINTENANCE SERVICES
  BONITZ CONTR CO INC                                 MAINTENANCE SERVICES                        NA          104
  MISCELLANEOUS ( 58 ITEMS LESS THAN $100,000)        MAINTENANCE SERVICES                        NA          508
                                                                                                           ------
            TOTAL                                                                                             612
                                                                                                           ------
MARKETING RESEARCH SERVICES
  TAYLOR NELSON SOFRES INTERSEARCH INC                MARKETING RESEARCH SERVICES                 NA          870
  ENERGY MARKET SOLUTIONS LLC                         MARKETING RESEARCH SERVICES                 NA          446
  MARKET STRATEGIES INC                               MARKETING RESEARCH SERVICES                 NA          269
  J D POWER & ASSOC INC                               MARKETING RESEARCH SERVICES                 NA          120
  MISCELLANEOUS ( 6 ITEMS LESS THAN $100,000)         MARKETING RESEARCH SERVICES                 NA          154
                                                                                                           ------
            TOTAL                                                                                           1,859
                                                                                                           ------

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (continued)

     INSTRUCTIONS:   Provide a breakdown by subaccount of outside services
                     employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

    FROM WHOM PURCHASED                                 DESCRIPTION                             RELATIONSHIP     AMOUNT
    -------------------                                 -----------                                 "A"=         ------
                                                                                                 ASSOCIATE
                                                                                                 "NA"= NON
                                                                                                 ASRSOCIATE
                                                                                                 ----------
MEDICAL SERVICES
    MISCELLANEOUS ( 143 ITEMS LESS THAN $100,000)       MEDICAL SERVICES                                              491
                                                                                                              ------------
              TOTAL                                                                                                   491
                                                                                                              ------------
NUCLEAR ENGINEERING SERVICES
    ENERGY SERV GROUP INTL INC                          NUCLEAR ENGINEERING SERVICES                NA                275
                                                                                                              ------------
              TOTAL                                                                                                   275
                                                                                                              ------------
PURCHASING CARD SERVICES
    BANK ONE NA                                         PURCHASING CARD SERVICES                    NA                194
                                                                                                              ------------
              TOTAL                                                                                                   194
                                                                                                              ------------
RECRUITING SERVICES
    PREMIER STAFFING SOLUTIONS INC                      RECRUITING SERVICES                         NA                861
    MISCELLANEOUS ( 5 ITEMS LESS THAN $100,000)         RECRUITING SERVICES                         NA                 52
                                                                                                              ------------
              TOTAL                                                                                                   913
                                                                                                              ------------
RESEARCH SERVICES
    MISCELLANEOUS ( 5 ITEMS LESS THAN $100,000)         RESEARCH SERVICES                           NA                115
                                                                                                              ------------
                                                                                                                      115
                                                                                                              ------------
SOFTWARE CONSULTING SERVICES
    MISCELLANEOUS ( 8 ITEMS LESS THAN $100,000)         SOFTWARE CONSULTING SERVICES                NA                311
                                                                                                              ------------
                                                                                                                      311
                                                                                                              ------------
SPONSORSHIP
    THE CAROLINA COURAGE                                SPONSORSHIP                                 NA                100
                                                                                                              ------------
                                                                                                                      100
                                                                                                              ------------
TELECOM - CABLING SERVICES
    COMPULINK                                           TELECOM - CABLING SERVICES                  NA                282
    MISCELLANEOUS ( 2 ITEMS LESS THAN $100,000)         TELECOM - CABLING SERVICES                  NA                 83
                                                                                                              ------------
              TOTAL                                                                                                   365
                                                                                                              ------------
TEMPORARY LABOR
    ESG INTL INC                                        TEMPORARY LABOR                             NA                394
    RANDSTAD INC                                        TEMPORARY LABOR                             NA                184
    EXECUTIVE STAFFING GROUP INC                        TEMPORARY LABOR                             NA                151
    JOB STRATEGIES INC                                  TEMPORARY LABOR                             NA                136
    ACCOUNTEMPS                                         TEMPORARY LABOR                             NA                122
    MISCELLANEOUS ( 65 ITEMS LESS THAN $100,000)        TEMPORARY LABOR                             NA                436
                                                                                                              ------------
              TOTAL                                                                                                 1,423
                                                                                                              ------------
SERVICES FROM AFFILIATES
    FLORIDA POWER CORPORATION                           VARIOUS SERVICES                            A               5,567
    PROGRESS TELECOM                                    TELECOMMUNICATION SERVICES                  A              10,791
                                                                                                              ------------
              TOTAL                                                                                                16,358
                                                                                                              ------------
OTHER SERVICES
    OTHER ( 214 ITEMS LESS THAN $100,000)               OTHER SERVICES                              NA              1,208
    ACCOUNTING ITEMS AND ENTRIES ( 517 ITEMS)                                                                       3,387
                                                                                                              ------------
              TOTAL                                                                                                 4,595
                                                                                                              ------------

GRAND TOTAL                                                                                                        62,766
                                                                                                              ============

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

     INSTRUCTIONS:   Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


              Description                       Amount

       Active Health                           $ 4,706

       Retiree Health                            2,622

       Active Life                                 119

       Pensions                                    165

       Stock Purchase Savings Plan               3,231

       LTD Health and Life                         475

       LTD Salary Continuation                     396

       Deferred Incentive Plans                  3,445

       Deferred Compensation Plans               2,221

       Deferred Benefit Plans                      662

       Awards for Excellence                       413

       Severance Related Credits                (3,059)

       Other                                      (104)
                                               -------
                     TOTAL                     $15,292
                                               =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)
                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

         INSTRUCTIONS:         Provide a listing of the amount included in
                               Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

         -------------------------------------------------------------------------------------------
         Description                       Name of Payee                                     Amount
         -------------------------------------------------------------------------------------------
         Radio Ad                          Around Town with Linda Staunch                  $    3
         Newspaper Ad                      Asheville Citizens Times                             4
         Print Ad                          Atlantic Pub Group                                   4
         Broadcast, TV, Radio, Print,      BBDO South                                       4,499
         and Newspaper Ads
         Print Ad                          Black Pages USA                                     10
         Research                          Burke Inc                                           48
         Sports Marketing                  Carolina Mudcats Prof Baseball Club                  5
         Sports Marketing                  Coastal Plains Raceway                               5
         Newspaper Ad                      Computer Jobs.com                                    5
         Research                          Diagnostic Research Inc                             40
         Newspaper Ad                      Fayetteville Pub Co                                  6
         Print Ad                          Florence Business Journal                            6
         Newspaper Ad                      Freedom Enc Comm Inc                                 4
         Newspaper Ad                      Goldsboro News                                       4
         Print Ad                          Harperprints                                        15
         Newspaper Ad                      Hartsville Messenger                                15
         Recruiting Ad                     Hotjobs.com                                          7
         Recruiting Site                   JWG Associates                                      70
         Brand Research                    Lister Butler Consulting                           562
         Sports Marketing                  Mann Media                                           5
         Research                          Market Strategies                                   30
         Print Ad                          Metro Magazine                                       5
         Newspaper Ad                      News and Observer                                    8
         Recruiting Ad                     NYT Professional Exchange Inc                        9
         Recruiting Ad                     Professional Exchange LLC                            4
         Print Ad                          PR Week                                              3
         Newspaper Ad                      Richmond Co Daily Journal                            4
         Print Ad                          SC Chamber of Commerce                               6
         Photography                       Stone Soup Prod Inc                                 11
         Magazine Ad                       Tampa Bay Partnership                               15
         Newspaper Ad                      The Daily Dispatch                                   4
         Magazine Ad                       The Triangle Lifestyle                               9
         Newspaper Ad                      TMP Worldwide                                       23
         Magazine Ad                       Triangle Pointer                                    14
         Sports Marketing                  US Open                                             27
         Newspaper Ad                      Virginia Press                                       4
         Newspaper Ad                      Wilmington Star - News                               7
         TV Sponsorship                    WLOS - TV                                            7
         Research                          Xenergy                                              5
         Research Database                 Yankelovich                                         29
                                           Misc (under 3k each)                                64
                                                                                       ----------
                                                                                         $  5,605
                                                                                       ==========

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)
               (2)) shall be separately classified.

     Description                                              Amount

         Directors' Fees / Expenses                           $1,141
         Industry Dues / Fees                                  1,920
         Stock Listing / Debt Rating Fees                        367
         Shareholder Notices / Published Reports                 800
         Trustee Fees                                          1,350
         Other General Expenses                                   38
                                                              ------
         Total                                                $5,616
                                                              ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                               RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.

                 Type of Property                   Amount

                 Office Rent                       $15,918

                 Computer Equipment                 21,212

                 Parking Lot/Deck                       45

                 Tower Space                            17

                 Repeater Site                           8

                 Motor Pool Garage                      64
                                                   -------
                          TOTAL                    $37,264
                                                   =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



              Kind of Tax                                        Amount

        (1)  Other Than U.S. Government Taxes

             North Carolina Workers' Compensation                $   34

             South Carolina Workers' Compensation                    57

             North Carolina Unemployment                              2

             South Carolina Unemployment                              8

             Florida Unemployment                                     6
                                                                 ------
                   SUBTOTAL                                      $  107

        (2)  U.S. Government Taxes

             FICA                                                $6,591

             Federal Unemployment                                    86

             Other:
               Payroll Burdening                                    247
                                                                 ------
                   SUBTOTAL                                      $6,924

                   TOTAL                                         $7,031
                                                                 ======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                            DONATIONS - ACCOUNT 426.1

           INSTRUCTIONS:  Provide a listing of the amount included in Account
                          426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

---------------------------------------------------------------------------------------
Name of Recipient                                Purpose of Donation            Amount
---------------------------------------------------------------------------------------
AABE                                             Civic and Charitable             $ 10
African American Cultural Complex                Civic and Charitable               12
Alice Aycock Poe Ctr ofr Health Educ             Civic and Charitable               15
American Assoc of Blacks in Energy               Civic and Charitable                6
American Cancer Society                          Matching Grants                    41
American Heart Assoc                             Matching Grants                    12
American Nuclear Soc                             Civic and Charitable                5
American Red Cross                               Matching Grants                     6
Artsplosure                                      Civic and Charitable               20
Asheville Area Habitat for Humanity              Civic and Charitable               10
Asheville - Buncombe Vision                      Civic and Charitable                5
Building Character                               Civic and Charitable                5
Buy.com Carolina Classic                         Civic and Charitable                7
Campbell University                              Matching Grants                     8
Cancer Research Foundation of America            Civic and Charitable                5
Carolina Ballet                                  Civic and Charitable               16
Carolina Cares                                   Civic and Charitable               60
Carolinas Minority Supp Dev Coun Inc             Civic and Charitable                7
Cary Visual Arts Inc                             Civic and Charitable                4
Central Carolina Economic Dev                    Civic and Charitable                5
Christmas in April - Wake County                 Civic and Charitable                5
City of Raleigh Arts Comm                        Civic and Charitable                5
Clayton Cultural Arts                            Civic and Charitable               15
Clemson University Foundation                    Matching Grants                    16
Communities in School of NC                      Civic and Charitable                3
Communities in School of Wake County             Civic and Charitable                6
Congressional Black Caucus                       Civic and Charitable               13
Conservation Fund                                Civic and Charitable               10
Council for the Arts                             Civic and Charitable                5
Duke University                                  Matching Grants                    31
Easter Seals Society of NC                       Matching Grants                     3
Eastern NC Chamber of Commerce                   Civic and Charitable                5
Elizabeth City State University Foundation       Civic and Charitable                5
Emmanuel College                                 Matching Grants                    10
Faison Fire and Rescue                           Matching Grants                     4
Florence County Progress                         Civic and Charitable               15
Florida Business Development Fund                Civic and Charitable               25
Food Bank of NC                                  Civic and Charitable                9
Forward Darlington Co Inc                        Civic and Charitable                5
Garner Road Family YMCA                          Civic and Charitable                8
Goodwill Industry of Northwest NC Inc            Civic and Charitable               10
Greater Hendersonville                           Civic and Charitable                3

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

       INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
                      "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------------------------
Name of Recipient                                  Purpose of Donation                     Amount
--------------------------------------------------------------------------------------------------
Greene County Suzuki Foundation                    Civic and Charitable                   $    10
Habitat for Humanity of Moore County               Civic and Charitable                         5
Habitat for Humanity of Wake County                Civic and Charitable                        27
Heritage & Cultural Tourism                        Civic and Charitable                        10
Heritage Bible College                             Matching Grants                              7
Hospice of Mitchell County Inc                     Matching Grants                              4
Jesse Helms Center Foundation                      Civic and Charitable                        10
Keep NC Clean and Beautiful                        Civic and Charitable                         3
Kids voting NC - Wake County                       Civic and Charitable                         6
Lafayette College                                  Matching Grants                              8
Land of Sky Regional County                        Civic and Charitable                         5
Leadership NC                                      Civic and Charitable                         5
Lehigh University                                  Matching Grants                              4
Louisiana State University                         Matching Grants                              4
Mahaffey Theater                                   Civic and Charitable                        50
Make a Wish Foundation                             Civic and Charitable                         8
March of Dimes                                     Matching Grants                             20
Medical University of SC                           Matching Grants                              3
Meredith College                                   Civic and Charitable                        12
Mission St. Joseph's Foundation                    Civic and Charitable                        25
NC 4-H Development Fund                            Civic and Charitable                         5
NC Association of Co Comm                          Civic and Charitable                         5
NC Association of Soil and Water                   Civic and Charitable                        10
NC Azalea Festival                                 Civic and Charitable                        15
NC Black Chamber of Commerce                       Civic and Charitable                        10
NC Big Sweep Inc                                   Civic and Charitable                        10
NC Care                                            Civic and Charitable                        50
NC Commerce and Trade Development Fund             Civic and Charitable                        19
NC Council for Women                               Civic and Charitable                         3
NC Ctr for Nonprofits                              Civic and Charitable                         5
NC Ctr for Public Policy Research                  Civic and Charitable                         5
NC Department of Public Instruction                Civic and Charitable                         4
NC Fallen Firefighter's                            Civic and Charitable                         5
NC FFA Foundation Inc                              Civic and Charitable                         5
NC Foundation for Soil & Water                     Civic and Charitable                         5
NC Health and Fitness Foundation                   Civic and Charitable                         3
NC Institute of Minority Economic Dev              Civic and Charitable                         7
NC League of Municipalities                        Civic and Charitable                         5
NC Legislative Black Caucus                        Civic and Charitable                         5
NC Literacy Association                            Civic and Charitable                         4
NC Low Income Housing Coalition                    Civic and Charitable                         5
NC Museum of History                               Civic and Charitable                         4
NC Museum of Natural Sciences                      Civic and Charitable                        10

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                      DONATIONS - ACCOUNT 426.1 (continued)

       INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
                      "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------------------------
Name of Recipient                                  Purpose of Donation                     Amount
--------------------------------------------------------------------------------------------------
NC NAACP                                           Civic and Charitable                      $ 12
NC Native American Scholarship Drive               Civic and Charitable                         5
NC Native American Youth Organization              Civic and Charitable                         5
NC Nature Conservancy                              Civic and Charitable                        10
NC Rural Economic Development Center               Civic and Charitable                         5
NC Society of Hispanic Prof                        Civic and Charitable                         7
NC Theatre                                         Civic and Charitable                         9
NC Wildlife Federation                             Civic and Charitable                        15
NC Zoological Society                              Civic and Charitable                         5
NC's Northeast Partnership                         Civic and Charitable                         4
NCEITA                                             Civic and Charitable                         5
National Academy of Engineering                    Civic and Charitable                        25
National Audubon Society                           Civic and Charitable                        10
National Black Caucus of State                     Civic and Charitable                        12
National Black MBA Assocation Inc                  Civic and Charitable                         5
National Elec Safety Foundation                    Civic and Charitable                         5
National Humanities Center                         Civic and Charitable                         4
National Multiple Sclerosis Society                Matching Grants                              4
Natural Resources Leadership Institute             Civic and Charitable                        10
Newspapers in Education                            Civic and Charitable                         9
North Carolina State University                    Matching Grants                             58
North Carolina Engineering Foundation              Civic and Charitable                         5
North American Lake Management Society             Civic and Charitable                         6
Oak Ranch                                          Civic and Charitable                        20
Opera Co of NC                                     Civic and Charitable                        13
Organization for Tropical Studies                  Civic and Charitable                         5
Palmetto Conservation Foundation                   Civic and Charitable                         5
Peace College                                      Civic and Charitable                        11
Pfeiffer College                                   Matching Grants                              4
Pines of Carolina Girl                             Civic and Charitable                         5
Pisgah Forest Institute                            Civic and Charitable                         7
Public School Forum on NC                          Civic and Charitable                        10
Quality Forward                                    Civic and Charitable                         4
Raleigh Little Theater                             Civic and Charitable                        10
Research Triange Science                           Civic and Charitable                         5
Rex Classic                                        Civic and Charitable                        10
SC Association of Nonprofit Organizations          Civic and Charitable                         5
SC Division of Economic Opportunity                Civic and Charitable                         5
SC Legislative Black                               Civic and Charitable                         3
SC Policy Council                                  Civic and Charitable                        10
Save our State                                     Civic and Charitable                        15

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)
                      DONATIONS - ACCOUNT 426.1 (continued)

       INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
                      "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------------------------
Name of Recipient                                  Purpose of Donation                    Amount
-------------------------------------------------------------------------------------------------
Southeastern Council of Foundation                 Civic and Charitable                 $      5
Summit House                                       Civic and Charitable                        3
Taste of the South                                 Civic and Charitable                       10
Teach for America                                  Civic and Charitable                       27
Texas A&M University                               Civic and Charitable                        4
The Arts Council of Carteret County                Civic and Charitable                       15
The Citadel Foundation                             Matching Grants                             3
The Conservation Fund                              Civic and Charitable                       10
The Center for Documentary Studies                 Civic and Charitable                       11
The Faith & Politics Institute                     Civic and Charitable                       10
The NC Symphony                                    Civic and Charitable                        4
The Nature Conservancy                             Civic and Charitable                       10
The Salvation Army                                 Civic and Charitable                       28
The Stennis Center of Public Service               Civic and Charitable                        5
Thurman Zumwalt Foundation                         Civic and Charitable                       10
Triangle Comm Foundation                           Civic and Charitable                        5
Triange U W                                        Civic and Charitable                        5
Tulane University                                  Civic and Charitable                        5
U S Naval Academy                                  Civic and Charitable                        3
UNC Center for Public TV                           Matching Grants                            17
UNC Chapel Hill                                    Matching Grants                            22
University of Alabama                              Matching Grants                             4
Wake County Courthouse Kidscenter                  Civic and Charitable                       15
Waterfall 2000 Comm                                Civic and Charitable                        6
WCPE Radio                                         Matching Grants                             5
Women's Wellness Fund                              Civic and Charitable                        5
Yadkin - Pee Dee Lakes Project                     Civic and Charitable                        5
Misc - Under 3,000                                 Civic and Charitable                      269
                                                                                    ------------
                                                                                        $  1,798
                                                                                    ============

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                    OTHER DEDUCTIONS - ACCOUNTS 426.3 - 426.5
                                 (In Thousands)

Instructions: Provide a listing of the amount included in Accounts 426.3 through
              426.5, "Other Deductions", classifying such expenses according to their nature.




DESCRIPTION                      NAME OF PAYEE                     AMOUNT

Expenditures for Certain
 Civic, Political &              Company employee                 $ 5,100
 Related Activities              and administrative costs
                                 for civic, political
                                 and related activities

Other Miscellaneous Deductions   Various                              246
                                                                  -------

       TOTAL                                                      $ 5,346
                                                                  =======

             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

         See Notes to Financial Statements, Schedule XIV, pages 19 - 22.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                               Organization Chart

President and Chief Executive Officer

                  Corporate Communications
                  Human Resources

         Financial Services-Executive Vice President and Chief Financial Officer
                  Accounting
                  Strategic Planning
                  Tax
             Finance & Information Technology
                  IT Systems Delivery
                  Regulatory Services
                  Technology Delivery
                  Telecommunications
                  Treasury

         Corporate Relations & Administrative Services-Executive Vice President, General Counsel and Secretary
                  Environmental, Health & Safety
                  Legal
                  Public Affairs
                  Regulatory & Public Affairs-Florida
             Administrative Services
                  Audit Services
                  Corporate Services
                  Economic Development
                  Real Estate

                      PROGRESS ENERGY SERVICE COMPANY, LLC

                          Current Methods of Allocation

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.

Average Hourly Rate
-------------------
A ratio, the numerator of which is the variable costs of aircraft expenses and the denominator of which is the total hour usage of all Client Companies.

Benefits Adders
---------------
A ratio, the numerator of which is the employee benefits expenses for each Client Company and the denominator is the raw labor dollars of each Client Company. Since each Client Company will have its own benefits adder pool of dollars; its collection of employee benefit expenses, that will be distributed by that Client Company's total labor dollars, it is expected that the adder rate may vary by Client Company.

Circuit Count Ratio
-------------------
A ratio, the numerator of which is the number of telecommunication circuits of a Client Company and the denominator of which is the number of telecommunication circuits of all the Client Companies. For each fiscal year,

..    The ratio is calculated using counts estimated during the budget cycle for such year,

..    Each Client Company is charged a fixed monthly fee determined by multiplying estimated costs by the ratio for such Company and dividing by 12,

..    The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,

..    Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and

..    Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Corporate Common Stores Adders
------------------------------
A ratio, the numerator of which is the total Corporate Common Stores expenses (including purchasing, investment recovery, inventory planning and analysis, supplier diversity, accounts payable, and materials systems expenses) and the denominator of which is the raw material dollars of all "Oracle based" Client Companies within the Holding Company system for which the Service Company provides material related services.

Energy Delivery Locational Stores Adders
----------------------------------------
A ratio, the numerator of which is the total Garner Warehouse expense (including warehousing, distribution, and inventory management) and the denominator of which is the raw material dollars of the Energy Delivery business unit.

FTE's Assigned Ratio
--------------------
A ratio, the numerator of which is the number of hours a full-time employee is assigned to a Client Company and the denominator of which is the number of hours full-time employees are assigned to all Client Companies.

Headcount Ratio
---------------
A ratio, for infrastructure costs, the numerator of which is the headcount of the Service Company department and the denominator of which is the headcount of all the Service Company departments. A ratio, for non-infrastructure costs, the numerator of which is the headcount of a Client Company and the denominator of which is the headcount of all the Client Companies.

Historical Claims Ratio
-----------------------
A ratio, the numerator of which is the historical claims incurred by a Client Company and the denominator of which is the historical claims incurred by all Client Companies.

Global Ratio
------------
A ratio, the numerator of which is the actual expenses charged to a Client Company and the denominator of which is the actual expenses charged to all Client Companies participating in a group of related services.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.

Information Technology Application Index Ratio
----------------------------------------------
A ratio, the numerator of which is the index value of each business software application of a Service Company Department or a Client Company and the denominator of which is the index value of each business software application of all Service Company Departments and Client Companies. The index value for each business software application is derived from the application's resource and service requirements. For each fiscal year,
..    The ratio is calculated using values estimated during the budget cycle for such year.
..    Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying estimated costs by the ratio for such Company and dividing by 12,
..    The ratio and associated monthly fees are adjusted when actual index values vary significantly from estimated counts,
..    Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
..    Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Information Technology Distributed Cost Ratio
---------------------------------------------
A ratio, the numerator of which is the IT costs distributed to a Service Company Department or a Client Company and the denominator of, which is the IT costs excluding IT applications development and enhancement charges distributed to all Service Company Departments and Client Companies. For each fiscal year,
..    The ratio is calculated using values estimated during the budget cycle for such year.
..    Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying estimated costs by the ratio for such Company and dividing by 12,
..    The ratio and associated monthly fees are adjusted when actual distributed costs vary significantly from estimated,
..    Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
..    Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Information Technology Standard Labor Rate
------------------------------------------
A ratio, the numerator of which is the direct salary and associated adders (payroll taxes, benefits, exceptional hours) for employees plus the fees for contract personnel, and the denominator of which is the hours worked for all Service Company Departments and Client Companies. For each fiscal year:
..    The rate is calculated using costs and counts estimated during the budget cycle for such year,
..    Each Service Company Department and Client Company is charged at the standard rate for each hour worked, or actual costs if the cost of the resources required to perform the work differs significantly from the cost of the resources included in the standard rate,
..    Residual costs are allocated using a ratio, the numerator of which is the actual hours charged to a Service Company Department or Client Company and the denominator of which is the actual hours charged to all Service Company Departments and Client Companies.
..    Residual costs may be allocated at intervals during the fiscal year but final allocations of residual costs are made at the end of such year.

Information Technology Standard Headcount Rate
----------------------------------------------
A ratio, the numerator of which is the cost of providing a service and the denominator of which is the number of persons of all Service Company Departments and Client Companies. For each fiscal year,
..    The rate is calculated using costs and counts estimated during the budget cycle for such year.
..    Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying the rate and the estimated person count for such Department or Company and dividing by 12,
..    The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,
..    Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
..    Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

                      PROGRESS ENERGY SERVICE COMPANY, LLC

Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.

Information Technology Standard Personal Computer Count Rate
------------------------------------------------------------
A ratio, the numerator of which is the cost of providing a service and the denominator of which is the number of personal computers of all Service Company Departments and Client Companies. For each fiscal year,
..    The rate is calculated using costs and counts estimated during the budget cycle for such year.
..    Each Service Company Department and Client Company is charged a fixed monthly fee determined by multiplying the rate and the estimated personal computer count for such Department or Company and dividing by 12,
..    The ratio and associated monthly fees are adjusted when actual counts vary significantly from estimated counts,
..    Residual costs are allocated in the same proportions as the fixed monthly fees including adjustments, and
..    Residual costs may be allocated at intervals during the fiscal year, but final allocations are made at the end of such year.

Invoice Ratio
-------------
A ratio, the numerator of which is the number of invoices of a Client Company and the denominator of which is the number of invoices of all the Client Companies.

Labor Dollars Ratio
-------------------
A ratio, the numerator of which is the labor dollars of a Client Company and the denominator of which is the labor dollars of all the Client Companies.

Miles and Hours of Usage Allocation Metric
------------------------------------------
For fleet and transportation costs, all vehicles are tracked by vehicle number, vehicle class and ownership using a Vehicle Management System ("VMS"). Each vehicle class is assigned a usage factor (e.g. cost per mile or cost per hour). Miles driven and hours used are tracked for each vehicle driven. The VMS calculates the amount to charge the organization based on the usage entered, the usage factor for that class of vehicles and the owner of the vehicle. Usage rates are analyzed and adjusted annually or when unusual circumstances warrant an analysis. (e.g., significant increase in fuel prices.)

Modified Massachusetts Formula Ratio
------------------------------------
The modified Massachusetts formula is a residual allocation method utilized when no direct or other reasonable cost-benefit relationship can be determined. The formula measures two equally weighted factors to arrive at an allocation percentage for each Client Company:


 (Client Company's Labor Dollars         +      Client Company's Undepreciated Capital Assets    )     / 2  = X%
---------------------------------------         --------------------------------------------------
 (All Client Companies' Labor Dollars         All Client Companies' Undepreciated Capital Assets)

Number of Vehicles Managed Ratio
--------------------------------
A ratio, the numerator of which is the number of vehicles managed for a Client Company and the denominator of which is the number of vehicles managed for all the Client Companies.

Payroll Tax adder
-----------------
Each labor dollar incurred will have an additional adder to reflect a prorated portion of the payroll taxes. There will be distinct payroll tax pools representing each Service and Client Company's payroll tax expense. Payroll tax adder amounts will be created based on applying a percentage rate to base and overtime labor. There will be one rate per Service and Client Company based on individual company pools as a ratio to each company's labor.

Prior Year Usage Ratio
----------------------
A ratio, the numerator of which is the actual prior year usage of a Client Company and the denominator of which is the actual prior year usage of all Client Companies.

Square Footage Ratio
--------------------
A ratio, for infrastructure costs, the numerator of which is the square footage of the Service Company departments or a client company and the denominator of which is the square footage of all Service Company and Client Company departments. A ratio, for non-infrastructure costs, the numerator of which is the actual square footage of a Client Company and the denominator of which is the actual square footage of Client Companies benefiting from the service.

Undepreciated Assets Ratio
--------------------------
A ratio, the numerator of which is the undepreciated assets of a Client Company and the denominator of which is the undepreciated assets of all the Client Companies.


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


             ANNUAL REPORT OF: Progress Energy Service Company, LLC

                      For the Year Ended December 31, 2001
                                 (In Thousands)

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

     Not Applicable:

     Progress Energy Service Company does not bill its associate client companies for compensation of equity capital.


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

             ANNUAL REPORT OF: PROGRESS ENERGY SERVICE COMPANY, LLC

 SIGNATURE CLAUSE

 Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                      Progress Energy Service Company, LLC
                      ------------------------------------
                           (Name of Reporting Company)

                      By: /s/ Robert H. Bazemore, Jr.
                      ------------------------------
                      (Signature of Signing Officer)

                      Robert H. Bazemore, Jr., Vice President and Controller
                      ------------------------------------------------------
                      (Printed Name and Title of Signing Officer)


 Date: April 30, 2002






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